UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July, 2002


                            KINROSS GOLD CORPORATION


                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  |_|             Form 40-F  [x]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| ___ No [x]


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                                      INDEX




  Exhibit Index                                                 Pages 3-5

  Signature Page                                                   Page 6


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                                                                          Page 3



         The following items previously filed in paper form with the Securities and Exchange Commission are hereby filed in electronic format as exhibits to this Report on Form 6-K of Kinross Gold Corporation (the "Corporation") for the purpose of incorporation by reference in future filings.

                                    EXHIBITS
                                    --------
   Exhibit
    Number           Description
   -------           -----------

     99a the audited consolidated financial statements of the Corporation as at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999, together with the auditors' report thereon and the notes thereto (originally filed in paper form by the Corporation as part of a Report on Form 6-K dated April 5, 2002 and filed on April 8, 2002 (File No. 0-10321))

     99b the management information circular and proxy materials of the Corporation dated March 22, 2002 (originally filed in paper form by the Corporation as part of a Report on Form 6-K dated April 5, 2002 and filed on April 8, 2002 (File No. 0-10321))

     99c the first quarter report containing the unaudited consolidated financial statements of the Corporation as at and for the three months ended March 31, 2002 and 2001 together with the notes thereto (originally filed in paper form by the Corporation as part of a Report on Form 6-K dated May 24, 2002 and filed on May 28, 2002 (File No. 0-10321))

     99d interim management discussion and analysis of financial condition and results of operations dated April 30, 2002 for the three months ended March 31, 2002 (originally filed in paper form by the Corporation as part of a Report on Form 6-K dated May 24, 2002 and filed on May 28, 2002 (File No. 0-10321))

     99e material change report dated January 22, 2002 relating to the entering into of an agreement by the Corporation in connection with the offering of 20,000,000 common shares for gross proceeds of Cdn.$27 million (originally filed in paper form by the Corporation as part of a Report on Form 6-K dated January 29, 2002 and filed on January 31, 2002 (File No. 0-10321))

     99f material change report dated February 5, 2002 relating to the consideration of a tender offer for the Kinam Preferred Shares (as defined herein) and the write-down of the Corporation's investment in the Blanket Mine in Zimbabwe (originally filed in paper form by the Corporation as part of a Report on Form 6-K dated February 6, 2002 and filed on February 8, 2002 (File No. 0-10321))

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     99g             material change report dated February 12, 2002 relating to the completion of the previously announced sale of 20,000,000 common shares and the exercise of an underwriters' option to purchase an additional 3,000,000 common shares resulting in the aggregate sale of 23,000,000 common shares for gross proceeds of Cdn.$31.05 million (originally filed in paper form by the Corporation as part of a Report on Form 6-K dated February 20, 2002 and filed on February 22, 2002 (File No. 0-10321))

     99h material change report dated February 20, 2002 relating to the financial results of the Corporation as at and for the year ended December 31, 2001 and summary of reserves and resources as at December 31, 2001 (originally filed in paper form by the Corporation as part of a Report on Form 6-K dated February 20, 2002 and filed on February 22, 2002 (File No. 0-10321))

     99i material change report dated April 5, 2002 relating to the result of the cash tender offer for the $3.75 Series B Convertible Preferred Shares (the "Kinam Preferred Shares") of Kinam Gold Inc. ("Kinam") made by the Corporation's wholly-owned subsidiary Kinross Gold U.S.A., Inc. (originally filed in paper form by the Corporation as part of a Report on Form 6-K dated April 5, 2002 and filed on April 8, 2002 (File No. 0-10321))

     99j material change report dated April 11, 2002 relating to the signing of a letter agreement between the Corporation and a wholly-owned subsidiary of Placer Dome Inc. to form a joint venture that will combine the two companies' respective gold mining operations in the Porcupine district in Ontario, Canada (originally filed in paper form by the Corporation as part of a Report on Form 6-K dated April 11, 2002 and filed on April 16, 2002 (File No. 0-10321))

     99k material change report dated May 1, 2002 relating to the first quarter report containing the unaudited consolidated financial statements of the Corporation as at and for the three months ended March 31, 2002 and 2001, together with notes thereto and interim management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2002 (originally filed in paper form by the Corporation as part of a Report on Form 6-K dated May 3, 2002 and filed on May 6, 2002 (File No. 0-10321))

     99l material change report dated May 3, 2002 relating to the Corporation's intention to deliver into its relatively small gold forward sales and not replace such hedges (originally filed in paper form by the Corporation as part of a Report on Form 6-K dated May 3, 2002 and filed on May 6, 2002 (File No. 0-10321))

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     99m             material change report dated May 17, 2002 relating to the
                     arbitration ruling in favour of Compania Minera Maricunga on claims against Fluor Daniel Chile Ingenieria y Construccion S.A., Fluor Daniel Corporation and Fluor Daniel Wright Ltd. (originally filed in paper form by the Corporation as part of a Report on Form 6-K dated May 24, 2002 and filed on May 28, 2002 (File No. 0-10321))

     99n material change report dated July 2, 2002 relating to the entering into of an asset exchange agreement and a joint venture agreement with Placer Dome Inc. (originally filed in paper form by the Corporation as part of a Report on Form 6-K dated July 9, 2002 (File No. 0-10321))



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                                    SIGNATURE




         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         KINROSS GOLD CORPORATION







                                        Signed:   /s/ Shelley M. Riley
                                               --------------------------------
                                           Shelley M. Riley
                                           Corporate Secretary





July 17, 2002